Exhibit 99.179

mCloud Partners with Trio of Major North American Utilities to Offer Connected Building Solutions

Partnerships with three utilities in the United States and Canada enable businesses to optimize building air quality and energy efficiency with support from their energy utility

CALGARY, AB, April 21, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced it is offering its AssetCare™️ solutions for HVAC and indoor air quality ("IAQ") to small business customers of three major North American energy utility providers, two in the continental United States and one in Canada.

mCloud will bring its full suite of IoT- and AI-powered capabilities to drive meaningful energy savings and help businesses ensure their buildings are compliant with government-mandated health and safety regulations in three of the largest and policy-forward parts of the US and Canada. mCloud unobtrusively provides advanced HVAC and IAQ optimization capabilities to these utility business customers, enabling them to receive utility-sponsored incentives using AssetCare to help them reduce, track, and audit their energy consumption, indoor air quality, and greenhouse gas footprint.

The AssetCare HVAC and IAQ solution uses AI to drive HVAC energy efficiency improvements of up to 25% alongside continuous visibility and active management of a building's ventilation system. Air purification technologies connected to AssetCare ensure indoor building air is healthy and safe for occupants at all times.

Based on information provided by the three utilities, the Company estimates these utility partnerships will make AssetCare HVAC and IAQ solutions available to approximately one million commercial buildings in the US and Canada.

"As businesses re-open to the public, customers and employees alike are looking for assurance these establishments have taken every possible precaution to provide a safe environment," said Dr. Patrick O'Neill, mCloud's President, Connected Buildings. "Through the support of our utility partners, we are positioned to help thousands of small businesses in these highly populated locales realize operational savings through reduced energy use and improve their revenue potential through the delivery of enhanced IAQ to attract safety-conscious customers."

Businesses interested in learning more about mCloud's HVAC and IAQ solutions are invited to visit https://www.mcloudcorp.com/HVAC-and-indoor-air-quality to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/21/c7304.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 08:30e 21-APR-21